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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-9919

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended:   December 31, 2000

            [_]  Transition Report on Form 10-K
            [_]  Transition Report on Form 20-F
            [_]  Transition Report on Form 11-K
            [_]  Transition Report on Form 10-Q
            [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

PSC Inc.
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Full Name of Registrant

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Former Name if Applicable

4800 SW Meadows Rd. Suite 300
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Address of Principal Executive Office (Street and Number)

Portland, OR 97035
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City, State and Zip Code

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                                     PART II

                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            |      (a)     The  reasons   described  in   reasonable  detail  in
            |             Part III of this form could not be eliminated without
            |              unreasonable effort or expense;
            |      (b)     The  subject  annual  report,   semi-annual   report,
            |              transition  report on Form 10-K, Form 20-F, Form 11-K
            |              or Form N-SAR, or portion thereof will be filed on or
            |              before the 15th
        X   |              calendar day  following the  prescribed  due date; or
            |              the subject  quarterly report or transition report on
            |              Form  10-Q,  or portion  thereof  will be filed on or
            |              before  the  fifth   calendar   day   following   the
            |              prescribed due date; and
            |      (c)     The  accountant's statement or other exhibit required
            |              by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is in the process of negotiating and finalizing certain agreements with its senior and subordinated lenders. This has delayed the completion of the Company's financial statements and management's discussion and analysis of financial condition and results of operations for the year ending December 31, 2000.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Elizabeth J. McDonald                (716)                265-1600
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No
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       If so: attach an explanation of the anticipated  change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations for the fiscal year ending December 31, 2000 are significantly lower than the same period in 1999 for several reasons. The Company reflected a $20.7 million income tax provision primarily due to a valuation allowance which was recorded in 2000 to fully reserve the Company's deferred tax assets. In connection with a plan to consolidate its Webster, New York operations with its Eugene, Oregon operations, the Company recognized an $8.5 million loss on asset write-downs related primarily to the anticipated sale of its Webster, New York facility, and $2.6 million in severance costs. Also, incremental costs of approximately $9.0 million were incurred, in addition to $1.5 million of severance costs, in connection with two acquisitions that were completed in December 1999 and January 2000. Goodwill amortization and interest expense also increased in 2000 by approximately $4.7 million and $6.6 million, respectively, primarily due to the acquisitions referenced above. The Company also recorded $7.3 million in inventory reserves/write-offs during 2000, and incurred $1.0 million of costs connected with merger related activities that were terminated prior to completion. Additionally, certain account balances could be impacted by the finalization of negotiations with the senior and subordinated lenders as described in part III above.

PSC Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 30, 2001                  By:  /s/ Elizabeth J. McDonald
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                                            Elizabeth J. McDonald

                                            Vice President, Corporate Counsel
                                            & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

  1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

  2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

  3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

  4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

  5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.